

June 25, 2012

Via E-mail
Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

>   **Re: SL Green Realty Corp.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File Nos. 1-13199**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 31, 2012

1.   We have reviewed your response to comment 1, and note your response that the non-GAAP measures cited were reconciled to GAAP measures, either in a separate earnings release or in your quarterly supplemental package. Please note that the measure Operating Income is not a GAAP measure as it does not appear on the face of your audited Statements of Income. In future filings please present a reconciliation of each non-GAAP measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Form 10-K for the year ended December 31, 2011

2.   We have reviewed your response to comment 2. To the extent you continue to believe same store net operating income is a key performance indicator, please disclose this

measure in future exchange act periodic reports, along with all applicable non-GAAP disclosures.

3. Property Acquisitions, page 86

3.   We have reviewed your responses to comments 4 and 5. In future filings, please clearly present the disclosures required by ASC 805-10-50-2g for business acquisitions achieved in stages. Additionally, please tell us, and disclose in future filings, the specific methods used for determining the fair values of assets acquired and liabilities assumed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief